                                                                                                            April 5, 2017

Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:   Staff comments to financial statement filing for Wells Fargo Utilities and High Income Fund (the “Fund”)

Dear Mr. Long:

In response to your comment delivered via telephone on April 3, 2017 regarding the filing listed above, please note the following responses:

            Comment:       With respect to the Fund’s most recent N-SAR filing made for the Fund’s fiscal year end of August 31, 2016, you noted that the filing incorrectly included the independent registered public accounting firm’s opinion which the Fund received from its auditors instead of the accountant’s report on internal controls as required by the form.  You asked that an amended N-SAR filing be made to properly file the accountant’s report on internal controls.

Response:        An amended filing was made today to address your comment.

Please feel free to call me at (617) 210-3682 if you have any questions or comments with respect to this matter.

Sincerely,

/s/ Maureen Towle

Maureen Towle

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC